File No. 82-5215

㊅松井証券

ネットストック

03 JAN 21 AM 7:21

January 15, 2003

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

03003308

SUPPL

Re: Matsui Securities Co., Ltd. – 12g3-2(b) exemption
FILE NO. 82-5215

PROCESSED
FEB 03 2003
THOMSON FINANCIAL

Dear Ladies and Gentlemen:

In connection with our exemption as a foreign private issuer pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, we hereby furnish the Securities and Exchange Commission with the following information required by Rule 12g3-2(b):

1. Consolidated and Non-Consolidated Financial Summary under Japanese GAAP for the Six Months Ended September 30, 2002
2. The 87th Fiscal Year Interim Business Report

If you have any further questions or requests for additional information please do not hesitate to contact Shinichi UZAWA at 011-813-3281-3119 (telephone), 011-813-3281-1985 (facsimile) or s-uzawa@matsui.co.jp (E-mail).

dw 1/27

Very truly yours,

Matsui Securities Co., Ltd.

By T. Takagi
Name: Toshihiro Takagi
Title: Executive Director

File No. 82-5215

Consolidated Financial Summary under Japanese GAAP
For the Six Months Ended September 30, 2002

Date: October 24, 2002
Company name (code number): **Matsui Securities, Co., Ltd.** (8628)
Head Office: 1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing (In Japan) Tokyo
Representative: Michio Matsui:
For inquiries: Toshihiro Takagi: Managing Director, Matsui Securities Co., Ltd.
TEL: +81-3-3281-3121
Application of US GAAP None

Consolidated financial summary for the six months ended September 30, 2002

(1) Operating results

Note: All figures in the financial statements are rounded off to the nearest millionth.

	Operating revenues		Net operating revenues		Operating income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
First half of FY 2002	6,977	(14.5)	6,404	(16.6)	1,656	(-32.8)	1,648	(-18.6)
First half of FY 2001	6,094	(62.2)	5,490	(—)	2,463	(66.0)	2,024	(35.5)
Fiscal 2001	12,785		11,435		4,368		3,939	

	Net income		Earnings/share	Fully diluted earnings/share	Earnings/ shareholders' equity (yearly basis)
	(Millions of Yen)	(Yr/Yr % change)	(Yen)	(Yen)	(%)
First half of FY 2002	588	(-35.6)	6.71	6.59	3.8
First half of FY 2001	912	(75.5)	14.10	13.82	—
Fiscal 2001	1,870		24.56	24.11	9.2

Note 1. Investment gain and loss on equity method: None
2. Average number of shares outstanding
First half of FY 2002: 87,610,867 shares
First half of FY 2001: 64,714,329 shares
Fiscal 2001: 76,131,268 shares
3. Change in accounting policies: None

(2) Financial positions

	Total assets (Millions of Yen)	Sharehodders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' equity/share (Yen)
First half of FY 2002	198,161	31,328	15.8	357.58
First half of FY 2001	148,339	29,980	20.2	342.20
Fiscal 2001	187,606	31,124	16.6	355.25

Note: 1. Number of shares outstanding
September 30, 2002: 87,610,841 shares
September 30, 2001: 87,610,984 shares
March 31, 2002: 87,610,912 shares
2. Shareholders' equity ratio = Total shareholders' equity / Total liabilities and shareholders' equity

(3) Cash flows

	Cash flows from operating activities (Millions of Yen)	Cash flows from investing activities (Millions of Yen)	Cash flows from financing activities (Millions of Yen)	Cash and cash equivalent at end of period (Millions of Yen)
First half of FY 2002	-3,305	-1,752	-20	2,394
First half of FY 2001	-15,579	-796	19,099	5,530
Fiscal 2001	-12,211	-1,667	18,543	7,472

(4) Scope of consolidation and equity method

Consolidated subsidiaries:	1 company
Affiliates applicable of equity method:	None

(5) Change in scope of consolidation and equity method

Change in scope of consolidation and equity method:	None

Forecast of business results

The business results of securities brokerage companies depend on the market situation considerably, which makes it difficult for them to forecast the future business results. Accordingly, the Company does not issue such forecast while it discloses its quarterly business results instead of such forecasts.

Notice to readers:

The accompanying consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

1. Information on Group Companies

Translation omitted.

2. Management Policy

Translation omitted.

3. An Outlook for Consolidated Operating Results for First Half of Fiscal Year 2002

Translation omitted.

① Consolidated Interim Balance Sheets

Item	Note	September 30, 2001 Millions of Yen		%	September 30, 2002 Millions of Yen		%	March 31, 2002 Millions of Yen		%
(Assets)										
I Current assets										
Cash and time deposits			5,570			2,394			7,472	
Cash segregated as deposits			75,471			76,816			83,200	
Trading assets			–			148			–	
Net receivables arising from pre-settlement date trades			–			–			33	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others			1,023			1,458			1,353	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,403	97.3		193,862	97.8		183,774	98.0
II Fixed assets										
1 Tangible fixed assets	1		1,049	0.7		937	0.5		1,013	0.5
2 Intangible assets			2,102	1.4		1,883	0.9		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			784	0.6		1,479	0.8		1,421	0.8
Investment securities		181			1,032			1,053		
Others		604			457			368		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,935	2.7		4,299	2.2		3,832	2.0
Total assets			148,339	100.0		198,161	100.0		187,606	100.0

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from *pre-settlement date trades*			0			128			–	
Margin account liabilities:			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee deposit received			46,310			53,275			48,535	
Suspence account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			937			49			1,320	
Accrued bonuses			135			105			111	
Others			855			1,039			1,373	
Total current liabilities			116,837	78.8		165,223	83.4		155,272	82.8
II Long-term liabilities										
Bond	2		500			500			500	
Long-term borrowings			159			204			78	
Accrued suverance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Others			–			0			0	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions	3		350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,358	79.8		166,833	84.2		156,482	83.4

		September 30, 2001		September 30, 2002		March 31, 2002	
Item	Note	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
(Shareholders' equity)							
I Common stock		11,381	7.7	–	–	11,381	6.1
II Additional paid-in capital		9,230	6.2	–	–	9,230	4.9
III Retained earnings		9,353	6.3	–	–	10,311	5.5
IV Net unrealized gain on investments		16	0.0	–	–	203	0.1
V Treasury stock		(0)	(0.0)	–	–	(0)	(0.0)
Total shareholders' equity		29,980	20.2	–	–	31,124	16.6
I Common stock		–	–	11,381	5.7	–	–
II Capital reserves		–	–	9,230	4.7	–	–
III Earned surplus		–	–	10,619	5.4	–	–
IV Net unrealized gain on investment		–	–	98	0.0	–	–
V Treasury stock		–	–	(0)	(0.0)	–	–
Total shareholders' equity		–	–	31,328	15.8	–	–
Total liabilities and shareholders' equity		148,339	100.0	198,161	100.0	187,606	100.0

Note: The representation for the breakdown of shareholders' equity has been changed for the balance sheet as of September 30, 2002 pursuant to the revision of the "Regulations of Consolidated Financial Statements" (ministry of Finance Ordinance No. 28, 1976).

② Consolidated interim statements of income

Item	Note	Six months ended September 30, 2001 Millions of Yen		%	Six months ended September 30, 2002 Millions of Yen		%	Year ended March 31, 2002 Millions of Yen		%
I Operating revenues										
Commissions			4,875			5,365			10,215	
Brokerage commissions		4,584			5,005			9,543		
Selling and underwriting commissions		–			12			–		
Subscription and distribution commissions		146			14			157		
Others		145			334			514		
Net gain on trading			18			(8)			22	
Interest and dividend income			1,201			1,620			2,549	
Total operating revenues			6,094	100.0		6,977	100.0		12,785	100.0
II Interest expenses			603			574			1,350	
Net operating revenues			5,490	90.1		6,404	91.8		11,435	89.4
III Selling, general and administrative expenses			3,028	49.7		4,748	68.1		7,067	55.2
Transaction related expenses		972			838			1,857		
Employees' compensation and benefits		910			906			1,874		
Occupancy and rental		396			454			799		
Data processing and office supplies		356			1,214			964		
Depreciation		322			1,264			1,437		
Duties and taxes other than income taxes		22			17			29		
Provision of allowance for doubtful account		–			–			7		
Others		48			56			100		
Operating income			2,463	40.4		1,656	23.7		4,368	34.2
IV Non-operating income			19	0.3		8	0.1		34	0.2
V Non-operating expenses			458	7.5		17	0.2		463	3.6
New-share issuance expenses		448			–			452		
Others		10			17			11		
Ordinary income			2,024	33.2		1,648	23.6		3,939	30.8

Item	Note	Six months ended September 30, 2001			Six months ended September 30, 2002			Year ended March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
VI Special profits										
Net gain on settlement of retirement benefit plans		–			–			74		
Gain on sales of fixed assets		–			1			0		
Gain on sales of investment securities		0			–			0		
Reversal of allowance for doubtful accounts		18			30			–		
Recovery of write-offs		–			–			1		
Income from insurance policy		–			161			–		
Total special profits			19	0.3		192	2.8		76	0.6
VII Special losses										
Loss on sales and disposals of property and equipment		0			2			2		
Provision for statutory reserves		118			126			257		
Loss on sales of investment securities		–			–			16		
Loss on cancellation of lease contracts		0			6			1		
Retirement benefits for Company's executives		16			291			16		
Loss on disposals of software		126			–			126		
Devaluation loss on corporate golf membership and resort membership		2			–			2		
Special contributions to welfare pension plan	1	–			364			–		
Expenses for the Company's funeral service for the Company's deceased counselor		–			24			–		
Total special losses			263	4.3		813	11.7		421	3.3
Income before income taxes			1,780	29.2		1,026	14.7		3,595	28.1
Income taxes – current		939			50			2,108		
Income taxes – deferred		(72)	868	14.2	388	438	6.3	(383)	1,725	13.5
Net income			912	15.0		588	8.4		1,870	14.6

③ Consolidated Interim Statements of Retained Earnings

Item	Note	Six months ended September 30, 2001 Millions of Yen		Six months ended September 30, 2002 Millions of Yen		Year ended March 31, 2002 Millions of Yen	
I Beginning balance of retained earnings			8,543		–		8,543
II Decrease in retained earnings:							
Cash dividends		41		–		41	
Bonuses to directors and corporate auditors		61		–		61	
(Bonuses to corporate auditors)		(4)	102	(–)	–	(4)	102
III Net income			912		–		1,870
IV Retained earnings at end of period			9,353		–		10,311
(Capital reserves)							
I Beginning balance of capital reserves			–		9,230		–
II Capital reserves at end of period			–		9,230		–
(Earned surplus)							
I Beginning balance of earned surplus			–		10,311		–
II Increase in earned surplus							
1 Net income		–	–	588	588	–	–
III Decrease in earned surplus							
1 Cash dividends		–	–	279	279	–	–
IV Earned surplus at end of period			–		10,619		–

Note: The representation for the breakdown of shareholders' equity has been changed for the balance sheet as of September 30, 2002 pursuant to the revision of the "Regulations of Consolidated Financial Statements" (ministry of Finance Ordinance No. 28, 1976)

④ Consolidated Interim Statements of Cash Flows

Item	Note	Six months ended September 30, 2001 Millions of Yen	Six months ended September 30, 2002 Millions of Yen	Year ended March 31, 2002 Millions of Yen
I Cash flows from operating activities				
Income before income taxes		1,780	1,026	3,595
Depreciation and amortization		322	1,264	1,437
Net change in allowance for doubtful accounts		(18)	(30)	4
Net cahnge in accrued bonuses		37	(7)	14
Net change in accrued severance indemnities		32	–	(176)
Net change in reserve for securities transactions		118	126	257
Interest and dividend income		(22)	(4)	(29)
Interest expenses		23	18	42
Interest income on margin transactions		(1,176)	(1,584)	(2,498)
Interest expenses on margin transactions		568	547	1,284
Gain on sales of equipment		–	(1)	(0)
Loss on sales and disposals of property and equipment		0	2	2
Loss on disposals of software		126	–	126
Gain on sales of investment securities		(0)	–	(0)
Loss on sales of investment securities		–	–	16
Devaluation loss on corporate golf and resort membership		–	–	2
Net change in deposits segregated for customers		(17,100)	6,511	(24,695)
Net change in trading assets		1	(148)	1
Net change in margin assets and liabilities		(19,007)	(8,342)	(19,709)
Net change in deposits received		4,830	(5,640)	9,786
Net change in cash collateral for securities loaned		–	(977)	3,735
Net change in guarantee deposits received		14,757	4,740	16,982
Others		(172)	(272)	(1,557)
Sub total		(14,902)	(2,771)	(11,381)
Interest and dividend received		24	4	33
Interest paid		(23)	(18)	(42)
Interest on margin transactions received		991	1,394	2,355
Interest on margin transactions paid		(497)	(595)	(1,217)
Income taxes paid		(1,172)	(1,320)	(1,959)
Net cash flows from operating activities		(15,579)	(3,305)	(12,211)

	Note	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
	Note	Millions of Yen	Millions of Yen	Millions of Yen
Ⅱ Cash flows from investing activities				
Net change in time deposits		—	—	40
Payments for purchases of property and equipment		(83)	(12)	(121)
Proceeds from sales of property and equipment		—	1	0
Payments for purchases of intangible assets		(714)	(1,600)	(1,056)
Payments for purchases of investment securities		—	(149)	(548)
Proceeds from sales of investment securities		0	—	12
Proceeds from maturity and cancellation of insurance contracts		—	—	7
Others		1	8	(1)
Net cash flows from investing activities		(796)	(1,752)	(1,667)
Ⅲ Cash flows from financing activities:				
Net change in short-term borrowings		—	200	(270)
Proceeds from long-term borrowings		—	300	—
Repayments of long-term borrowings		(81)	(81)	(162)
Payments for installment purchase obligation		(156)	(160)	(313)
Proceeds from issuance of new stock		19,371	—	19,324
Payments for purchase of treasury stock		—	(0)	(0)
Proceeds from sales of treasury stock		5	—	5
Dividends paid		(41)	(279)	(41)
Net cash flows from financing activities		19,099	(20)	18,543
Ⅳ Net change in cash and cash equivalent		2,723	(5,078)	4,665
Ⅴ Cash and cash equivalents at beginning of period		2,807	7,472	2,807
Ⅵ Cash and cash equivalents at end of period		5,530	2,394	7,472

Note:

Pursuant to the "Regulations of Consolidated Financial Statements" (Ministry of Finance Ordinance No. 28, 1976) and its Article 46 and 68, the consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Consolidated Financial Statements," the shareholders' equity part in the consolidated balance sheet for the six months ended September 30, 2002 and the statement of consolidated retained earnings are prepared in accordance with the these revised regulations.

Significant Accounting Policies for the Consolidated Interim Financial Statements

1. Scope of consolidation

Number of consolidated subsidiary: 1 (Matsui Real Estate Co., Ltd.)

2. Application of equity method

The company has neither unconsolidated subsidiaries nor affiliates for which an equity method is to be applied.

3. Accounting period

The first half of the fiscal year of the consolidated subsidiary ends at September 30 as well as the parent company.

4. Accounting policies

(1) Valuation of significant assets

① Securities and derivatives classified in trading assets:

Securities and derivatives classified in trading assets are valued at fair value.

② Securities and derivatives not classified in trading assets

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are

stated at cost determined on a moving average method.

(2) Depreciation of depreciable assets

①Tangible fixed assets

The Company applies straight-line method while the consolidated subsidiary applies declining-balance method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

②Intangible assets

Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

①Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

②Accrued bonuses

Estimated amount of employees' bonuses is accrued.

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Other material items

National and local consumption taxes are separately recorded.

5. Scope of "Cash and cash equivalents" in consolidated statements of cash flows

"Cash and cash equivalents" in consolidated statements of cash flow is defined as liquid fund including cash in hand, current account deposits and short-term investments which is exposed to negligible risk.

Notes to consolidated interim financial statements

(Notes to consolidated interim balance sheets)

1. Accumulated depreciation deducted from tangible fixed assets is as follows (millions of Yen)

First half of FY2001	361
First half or FY2002	489
Fiscal FY2002	416

2. Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).

3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities Exchange Law.

(Notes to consolidated interim statements of income)

1. The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. According to the withdrawal from the Fund dated July 31, 2002, The Company accounts for the special contribution of 364 million Yen as a special loss.

(Notes to consolidated interim statements of cash flows)

1. The reconciliation between the Cash and cash equivalent and the balance of cash in hand and at banks presented in the consolidated balance sheet is as follows.

	First half of FY2001	First half of FY2002	FY2002
Cash in hand and at banks	5,570	2,394	7,472
Time deposits whose maturity is to come more than three months after	(40)	–	–
Cash and cash equivalent	5,530	2,394	7,472

(Segment information)

Information relating to operations in different industries has been omitted as the Company and its consolidated subsidiary operate predominately in the investment and financing service industry. The Company's primary business activities include brokerage, underwriting and distribution and trading of securities, and over 90% of the revenue, operating income or assets of the Company and its consolidated

subsidiary are related to the investment and financing service industry.

Information relating to geographic area and export sales has been omitted, as the Company and its consolidated subsidiary do not hold overseas revenues nor overseas branches.

(Supplementary Information)

A Summary of Quarterly Consolidated Statements of Income (for Three Months Each)

(Millions of Yen)

Item	1Q Fiscal 2001 (13. 4. 1 – 13. 6.30)	2Q Fiscal 2001 (13. 7. 1 – 13. 9.30)	3Q Fiscal 2001 (13.10. 1 – 13.12.31)	4Q Fiscal 2001 (14. 1. 1 – 14. 3.31)	Total Fiscal 2001 (13. 4. 1 – 14. 3.31)	1Q Fiscal 2002 (14. 4. 1 – 14. 6.30)	2Q Fiscal 2002 (14. 7. 1 – 14. 9.30)
Operating revenues	2,918	3,175	3,186	3,505	12,785	3,493	3,485
Commissions	2,427	2,448	2,606	2,734	10,215	2,777	2,588
Net gain on trading	12	6	5	(2)	22	0	(8)
Interest and dividend income	480	722	575	773	2,549	716	905
Interest expenses	191	412	312	435	1,350	245	329
Net gain on trading	2,728	2,763	2,874	3,070	11,435	3,248	3,156
Selling, general and administrative expenses	1,503	1,524	1,612	2,428	7,067	2,921	1,827
Transaction related expenses	487	485	447	439	1,857	429	409
Employees' compensation and benefits	477	433	496	468	1,874	480	427
Occupancy and rental	194	202	190	213	799	285	169
Data processing and office supplies	173	184	310	297	964	555	659
Depreciation	138	184	135	979	1,437	1,123	141
Duties and taxes other than income taxes	11	11	3	4	29	10	7
Provision of allowance for doubtful accounts	–	–	–	7	7	–	–
Others	23	25	31	20	100	39	16
Operating income	1,224	1,239	1,263	643	4,368	328	1,328
Non-operating income and expenses	9	(448)	(0)	10	(429)	(11)	3
Ordinary income	1,233	791	1,262	653	3,939	316	1,331
Special profits and losses	(76)	(169)	(79)	(21)	(345)	(344)	(278)
Income before income taxes	1,157	622	1,183	632	3,595	(27)	1,054
Income taxes – current	537	402	551	618	2,108	2	48
Income taxes – deferred	20	(92)	16	(327)	(383)	(12)	400
Net income	601	312	617	341	1,870	(18)	605

Non-Consolidated Financial Summary under Japanese GAAP
For the Six Months Ended September 30, 2002)

Date:	October 24, 2002
Company name (code number):	**Matsui Securities, Co., Ltd.** (8628)
Head Office:	1-20-7, Nihombashi, Chuo-ku, Tokyo 103-8253, Japan
Stock exchange listing	(In Japan) Tokyo
Representative:	Michio Matsui:
For inquiries:	Toshihiro Takagi: Managing Director, Matsui Securities Co., Ltd. TEL: +81-3-3281-3121
Shares for 1 Unit	100 shares

Non-Consolidated financial summary for the six months ended September 30, 2002

(1) Operating results

Note: All figures in the financial statements are rounded off to the nearest millionth.

	Operating revenues		Net operating revenues		Ordinary income		Ordinary income	
	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)	(Millions of Yen)	(Yr/Yr % change)
First half of FY 2002	6,977	(14.5)	6,404	(16.6)	1,651	(-32.8)	1,642	(-18.5)
First half or FY 2001	6,094	(62.2)	5,490	(−)	2,456	(66.0)	2,014	(35.6)
Fiscal 2001	12,785		11,435		4,357		3,921	

	Net income		Earnings/share	Fully diluted earnings/share	Earnings /shareholders' equity (yearly basis)
	(Millions of Yen)	(Yr/Yr % change)	Yen	Yen	(%)
First half of FY 2002	585	(-35.5)	6.68	6.56	3.8
First half or FY 2001	907	(75.9)	14.01	13.74	—
Fiscal 2001	1,859		24.42	23.98	9.2

Notes 1. Average number of shares outstanding

First half of FY 2002	87,610,867 shares
First half of FY 2001	64,716,913 shares
Fiscal 2001	76,131,268 shares

2. Change in accounting policies: None

(2) Dividends

	Interim dividends per share (Yen)	Annual dividends per share (Yen)
First half of FY 2002	0.00	—
First half of FY 2001	0.00	—
Fiscal 2001	—	3.19

(3) Financial positions

	Total assets (Millions of Yen)	Shareholders' equity (Millions of Yen)	Shareholders' equity ratio (%)	Shareholders' equity/share (Yen)	Capital adequacy ratio (%)
First half of FY 2002	198,117	31,287	15.8	357.11	732.0
First half of FY 2001	148,299	29,947	20.2	341.82	1,092.7
Fiscal 2001	187,560	31,086	16.6	354.82	843.4

Notes 1. Number of shares outstanding
September 30, 2002 87,610,841 shares
September 30, 2001 87,611,080 shares
March 31, 2002 87,610,912 shares

2. Number of treasury stock outstanding
September 30, 2002 239 shares
September 30, 2001 96 shares
March 31, 2002 168 shares

3. Shareholders' equity ratio = Total shareholders' equity/Total liabilities and shareholders' equity

Notice to readers:

The accompanying non-consolidated financial statements have been prepared in accordance with the provision set forth in the Commercial Code of Japan and the Securities and Exchange Law, and in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The non-consolidated financial statements are not intended to present the financial position and results of operations in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

① Non-Consolidated Interim Balance Sheets

		September 30, 2001			September 30, 2002			March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and time deposits			5,511			2,312			7,401	
Cash segregated as deposits			75,471			76,816			83,200	
Trading assets			–			148			–	
Net receivables arising from pre-settlement date trades			–			–			33	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others	4		1,017			1,453			1,347	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,338	97.3		193,775	97.8		183,698	97.9
II Fixed assets										
1 Tangible fixed assets	1		691	0.5		588	0.3		660	0.4
2 Intangible assets			2,102	1.4		1,883	1.0		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			1,168	0.8		1,871	0.9		1,805	1.0
Investment securities		181			1,032			1,053		
Shares of affiliated company		450			450			450		
Others		538			398			302		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,961	2.7		4,342	2.2		3,862	2.1
Total assets			148,299	100.0		198,117	100.0		187,560	100.0

		September 30, 2001			September 30, 2002			March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from pre-settlement date trades			0			128			–	
Margin account liabilities			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee money received			46,310			53,275			48,535	
Suspence account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			933			48			1,314	
Accrued bonuses			135			105			111	
Others			853			1,038			1,371	
Total current liabilities			116,832	78.8		165,220	83.4		155,265	82.8
II Long-term liabilities										
Bond	2		500			500			500	
Long-term borrowings			159			204			78	
Accrued severance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions	3		350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,352	79.8		166,830	84.2		156,474	83.4

		September 30, 2001			September 30, 2002			March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Shareholders' equity)										
I Common stock			11,381	7.7		–	–		11,381	6.1
II Additional paid-in capital			9,230	6.2		–	–		9,230	4.9
III Earned surplus reserve			159	0.1		–	–		159	0.1
IV Other retained earnings										
1 Voluntary reserves			4,250			–			4,250	
Special purpose reserves		4,250			–			4,250		
2 Unappropriated retained earnings			4,912			–			5,864	
Total other retained earnings			9,162	6.2		–	–		10,114	5.4
V Net unrealized gain on investment			16	0.0		–	–		203	0.1
VI Treasury stock	4		–	–		–	–		(0)	(0.0)
Total shareholders' equity			29,947	20.2		–	–		31,086	16.6
I Common stock			–	–		11,381	5.7		–	–
II Capital reserves										
1 Additional paid-in capital			–			9,230			–	
Total capital reserves			–	–		9,230	4.7		–	–
III Earned surplus										
1 Earned surplus reserves			–			159			–	
2 Voluntary reserves			–			4,250			–	
Special purpose reserves		–			4,250			–		
3 Unappropriated retained earnings			–			6,170			–	
Total earned surplus			–	–		10,578	5.3		–	–
IV Net unrealized gain on investment			–	–		98	0.1		–	–
V Treasury stock	4		–	–		(0)	(0.0)		–	–
Total shareholders' equity			–	–		31,287	15.8		–	–
Total liabilities and shareholders' equity			148,299	100.0		198,117	100.0		187,560	100.0

Note: The representation for the breakdown of shareholders' equity has been changed for the balance sheet as of September 30, 2002 pursuant to the revision of the "Regulations of Consolidated Financial Statements" (ministry of Finance Ordinance No. 59, 1963).

② Non-Consolidated Interim Statements of Income

Item	Note	Six months ended September 30, 2001 Millions of Yen		%	Six months ended September 30, 2002 Millions of Yen		%	Year ended March 31, 2002 Millions of Yen		%
I Operating revenues										
Commissions			4,875			5,365			10,215	
Brokerage commissions		4,584			5,005			9,543		
Selling and underwriting commissions		–			12			–		
Subscription and distribution commissions		146			14			157		
Others		145			334			514		
Net gain on trading	1		18			(8)			22	
Interest and dividend income			1,201			1,620			2,549	
Total operating revenues			6,094	100.0		6,977	100.0		12,785	100.0
II Interest expenses			603			574			1,350	
Net operating revenues			5,490	90.1		6,404	91.8		11,435	89.4
III Selling, general and administrative expenses			3,034	49.8		4,753	68.1		7,079	55.3
Transaction related expenses		972			837			1,857		
Employees' compensation and benefits		908			903			1,869		
Occupancy and rental		414			470			833		
Data processing and office supplies		356			1,214			964		
Depreciation	2	318			1,260			1,427		
Duties and taxes other than income taxes		18			13			22		
Provision of allowance for doubtful account		–			–			7		
Others		48			55			99		
Operating income			2,456	40.3		1,651	23.7		4,357	34.1
IV Non-operating income			16	0.3		7	0.1		28	0.2
V Non-operating expenses			458	7.5		17	0.3		463	3.6
New-share issuance expenses		448			–			452		
Others		10			17			11		
Ordinary income			2,014	33.1		1,642	23.5		3,921	30.7

Item	Note	Six months ended September 30, 2001			Six months ended September 30, 2002			Year ended March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
VI Special profits										
Net gain on settlement of retirement benefit plans		–			–			74		
Gain on sales of fixed assets		–			1			0		
Gain on sales of investment securities		0			–			0		
Reversal of allowance for doubtful accounts		18			30			–		
Recovery of write-offs		–			–			1		
Income from insurance policy		–			161			–		
Total special profits			19	0.3		192	2.8		76	0.6
VII Special losses										
Loss on sales and disposals of property and equipment		0			1			2		
Provision for statutory reserves		118			126			257		
Loss on sales of investment securities		–			–			16		
Loss on cancellation of lease contracts		0			6			1		
Retirement benefits for Company's executives		16			291			16		
Loss on disposals of Software		126			–			126		
Devaluation loss on corporate golf membership and resort membership		2			–			2		
Special contributions to welfare pension plan	3	–			364			–		
Expenses for the Company's funeral service for the Company's deceased counselor		–			24			–		
Total special losses			263	4.4		813	11.7		421	3.3
Income before income taxes			1,770	29.0		1,021	14.6		3,576	28.0
Income taxes – current		935			48			2,100		
Income taxes – differed		(72)	863	14.1	388	436	6.2	(383)	1,717	13.5
Net income			907	14.9		585	8.4		1,859	14.5
Unappropriated retained earnings at the beginning of period			4,005			5,585			4,005	
Unappropriated retained earnings at the end of period			4,912			6,170			5,864	

Note:

Pursuant to the "Regulations of Financial Statements" (Ministry of Finance Ordinance No. 59, 1963) and its Article 2, the non-consolidated financial statements of the Company are prepared in accordance with the "Cabinet Office Ordinance Concerning Securities Companies" (Prime Minister's Office Ordinance and Ministry of Finance Ordinance No. 32, 1998) and the "Uniform Accounting Standards of Securities Companies" (set by the board of directors of the Japan Securities Dealers' Association, November 14, 1974).

Due to the revisions of the "Regulations of Financial Statements," the shareholders' equity part in the non-consolidated balance sheet for the six months ended September 30, 2002 is prepared in accordance with these revised regulations.

Significant Accounting Policies for the Non-Consolidated Interim Financial Statements

1. Accounting policies

(1) Valuation of securities and derivatives

①Securities and derivatives classified in trading assets:

Securities and derivatives classified in trading assets are valued at fair value.

②Securities and derivatives not classified in trading assets:

Other securities, such as available-for-sale securities, whose fair values are readily determinable, are stated at fair value with unrealized gains or losses included as a component of shareholders' equity, net of applicable income taxes. Other securities not publicly quoted are stated at cost determined on a moving average method.

(2) Depreciation of depreciable assets

①Tangible fixed assets

The Company applies straight-line method. Useful life for depreciation is 15 to 40 years for buildings and 4 to 10 years for equipment and instruments.

②Intangible assets

Straight-line method is primarily applied. Software for in-house use is depreciated under straight-line method based on internal estimated useful life (within 5 years).

(3) Accounting policies for significant provisions

①Allowance for doubtful accounts

An allowance for doubtful accounts is provided for estimated uncollectible doubtful accounts at an amount specifically assessed plus an amount computed based on historical loss experience.

②Accrued bonuses

Estimated amount of employees' bonuses is accrued.

③Reserve for Securities Transactions

The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the article 51 of the Securities Exchange Law and the Article 35 of the "Cabinet Office Ordinance Concerning Securities Companies."

(4) Accounting for significant lease transactions

Financial leases that do not transfer ownership to lessees are not capitalized and are accounted for in the same manner as operating leases ("non-capitalized finance leases").

(5) Other material items

National and local consumption taxes are separately recorded.

Notes to non-consolidated interim financial statements:

(Notes to non-consolidated interim balance sheets)

1. Accumulated depreciation deducted from tangible fixed assets is as follows. (millions of Yen)

First half of FY2001	243
First half of FY2002	362
Fiscal FY2002	293

2. Bond is subordinated bond under the Article 2 of "Cabinet Office Ordinance on the Capital Adequacy Rule for Securities Companies" (Cabinet Office Ordinance No. 23, 2001).

3. The Company accounts for Reserve for Securities Transactions for the possible customer losses by default of the securities company on securities transactions according to the Article 51 of the Securities

Exchange Law.

4. "Treasury stock" which was included in the assets for the end of the first half or fiscal year 2001, is accounted for as a deduction item from the shareholders equity for the end of fiscal 2001 and the first half of fiscal 2002.

(Notes to non-consolidated statements of income)

1. Breakdown of net trading gains (Millions of Yen)

	First half of FY2001	First half of FY2002	FY2002
Stocks	19	(8)	22
Bonds and others	(1)	–	(1)
Bonds	(1)	–	(1)
Others	–	–	–
Total	18	(8)	22

2. Breakdown of depreciation expenses(Millions of Yen)

	First half of FY2001	First half of FY2002	FY2002
Tangible fixed assets	70	83	132
Intangible fixed assets	239	1,169	1,279
Investments and others	8	8	16
Total	318	1,260	1,427

3. The Company had been participating in an industry-wide multi-employer contributory welfare pension plan administered by the Securities Companies' Welfare Pension Fund and the annual contributions had been expensed as periodic pension costs. According to the withdrawal from the Fund dated July 31, 2002, The Company accounts for the special contribution of 364 million Yen as a special loss.

Supplementary Information for Non-Consolidated Financial Summary

1. Commission Revenues

(1) Commission Revenues by Item

(Millions of Yen)

	Six months ended September 30, 2002	Six months ended September 30, 2001	Comparison (A) / (B)	Year ended March 31, 2002
Brokerage commission	5,005	4,584	109.2%	9,543
(Stocks)	4,962	4,567	108.7%	9,489
(Bonds)	-	0	-	1
(Beneficiary certificates)	43	17	252.1%	54
	12	-	-	-
Subscription and distribution	14	146	9.9%	157
Others	334	145	230.5%	514
Total	5,365	4,875	110.1%	10,215

(2) Commission Revenues by Product

(Millions of Yen)

	Six months ended September 30, 2002	Six months ended September 30, 2001	Comparison (A) / (B)	Year ended March 31, 2002
Stocks	5,109	4,779	106.9%	9,798
Bonds	-	1	-	2
Beneficiary certificates	43	30	140.5%	73
Others	214	64	335.3%	342
Total	5,365	4,875	110.1%	10,215

2. Net Trading Gains

(Millions of Yen)

		Six months ended September 30, 2002	Six months ended September 30, 2001	Comparison (A) / (B)	Year ended March 31, 2002
Stocks		(8)	19	-	22
Bonds and others		-	(1)	-	(1)
	Bonds	-	(1)	-	(1)
	Others	-	-	-	-
Total		(8)	18	-	22

3. Stock Trading

(Millions of shares, Millions of Yen)

	Six months ended September 30, 2002		Six months ended September 30, 2001		Comparison (A) / (B)		Year ended March 31, 2002	
	Number of shares	Value	Number of shares	Value	Number of shares	Value	Number of shares	Value
Total	6,311	2,962,899	5,882	2,677,711	107.3%	110.7%	12,797	5,520,103
(Proprietary trading)	8	7,146	22	20,424	34.9%	35.0%	34	33,934
(Brokerage)	6,303	2,955,753	5,859	2,657,287	107.6%	111.2%	12,763	5,486,170
Brokerage / Total	99.9%	99.8%	99.6%	99.2%			99.7%	99.4%
Brokerage commission per share (Yen)	0.76		0.73				0.70	

4. Underwriting and Selling, Subscription and Distribution

(Millions of shares, millions of Yen)

			Six months ended September 30, 2002	Six months ended September 30, 2001	Comparison (A) / (B)	Year ended March 31, 2002
Underwriting and Selling	Stocks	(Number of shares)	0	-	-	-
		(Value)	421	-	-	-
	Bonds	(Face value)	-	-	-	-
	Beneficiary certificates	(Face value)	-	-	-	-
	Commercial paper and others	(Face value)	-	-	-	-
Subscription and Distribution	Stocks	(Number of shares)	0	3	0.8%	3
		(Value)	928	4,241	21.9%	4,826
	Bonds	(Face value)	-	120	-	180
	Beneficiary certificates	(Face value)	-	3,511	-	3,511
	Commercial paper and others	(Face value)	7	-	-	-

5. Capital Adequacy Ratio

(Millions of Yen)

			As of September 30, 2002	As of September 30, 2001	As of March 31, 2002
Tier I capital		(A)	31,188	29,931	30,604
Tier II capital	Net unrealized gain on investment		98	16	203
	Statutory reserves		614	350	488
	Allowance for doubtful accounts		19	37	59
	Subordinate debts		500	500	500
	Total	(B)	1,233	903	1,250
Assets to be deducted from equity capital		(C)	3,582	4,116	3,075
Equity capital after deduction (A) + (B) - (C)		(D)	28,839	26,718	28,779
Risk	Market risk		119	11	111
	Counter party risk		2,263	1,252	1,903
	Basic risk		1,556	1,182	1,398
	Total	(E)	3,939	2,445	3,412
Capital Adequacy Ratio		(D) / (E)	732.0%	1,092.7%	843.4%

Note1: Capital adequacy ratio as of March 31, 2002 is calculated with appropriated retained earnings being deducted from Tier I capital. Amounts for September 30, 2002 are rounded down to the nearest millionth while those for September 30, 2001 and March 31, 2002 are rounded off to the nearest millionth.

6. A Summary of Quarterly Non-Consolidated Statements of Income (for Three Months Each)

(Millions of Yen)

Item	1Q Fiscal 2001 (13. 4. 1 – 13. 6.30)	2Q Fiscal 2001 (13. 7. 1 – 13. 9.30)	3Q Fiscal 2001 (13.10. 1 – 13.12.31)	4Q Fiscal 2001 (14. 1. 1 – 14. 3.31)	Total Fiscal 2001 (13. 4. 1 – 14. 3.31)	1Q Fiscal 2002 (14. 4. 1 – 14. 6.30)	2Q Fiscal 2002 (14. 7. 1 – 14. 9.30)
Operating revenues	2,918	3,175	3,186	3,505	12,785	3,493	3,485
Commissions	2,427	2,448	2,606	2,734	10,215	2,777	2,588
Net gain on trading	12	6	5	(2)	22	0	(8)
Interest and dividend income	480	722	575	773	2,549	716	905
Interest expenses	191	412	312	435	1,350	245	329
Net gain on trading	2,728	2,763	2,874	3,070	11,435	3,248	3,156
Selling, general and administrative expenses	1,505	1,529	1,615	2,429	7,079	2,921	1,832
Transaction related expenses	487	485	447	439	1,857	429	409
Employees' compensation and benefits	476	432	494	466	1,869	477	426
Occupancy and rental	203	211	199	220	833	292	177
Data processing and office supplies	173	184	310	297	964	555	659
Depreciation	136	182	133	977	1,427	1,121	139
Duties and taxes other than income taxes	8	10	2	3	22	7	6
Provision of allowance for doubtful accounts	–	–	–	7	7	–	–
Others	23	25	31	20	99	39	16
Operating income	1,222	1,234	1,259	641	4,357	327	1,324
Non-operating income and expenses	7	(449)	(2)	9	(435)	(12)	2
Ordinary income	1,230	785	1,257	650	3,921	315	1,326
Special profits and losses	△ 76	(169)	(79)	(21)	(345)	(343)	(278)
Income before income taxes	1,154	616	1,178	629	3,576	(28)	1,049
Income taxes – current	536	400	549	616	2,100	2	47
Income taxes – deferred	20	(92)	16	(327)	(383)	(12)	400
Net income	598	308	613	339	1,859	(18)	603

7. Operational Information for Netstock

First half of fiscal year 1999

	Apr. 1999	May 1999	Jun. 1999	Jul. 1999	Aug. 1999	Sep. 1999
Number of Netstock accounts (Change)	4,097 (854)	5,226 (1,129)	6,401 (1,175)	8,679 (2,278)	10,586 (1,907)	13,286 (2,700)
Number of Netstock margin accounts (Change)	427 (68)	531 (104)	651 (120)	803 (152)	1,067 (264)	1,418 (351)
Number of share trades via Netstock	14,569	12,455	20,139	26,819	28,068	39,609
Total value of shares traded via Netstock (Millions of Yen)	11,434	9,561	17,989	27,287	26,995	38,689

Second half of fiscal year 1999

	Oct. 1999	Nov. 1999	Dec. 1999	Jan. 2000	Feb. 2000	Mar. 2000
Number of Netstock accounts (Change)	18,085 (4,799)	20,823 (2,738)	22,714 (1,891)	24,815 (2,101)	27,577 (2,762)	29,768 (2,191)
Number of Netstock margin accounts (Change)	2,987 (1,569)	3,681 (694)	4,136 (455)	4,539 (403)	5,007 (468)	5,453 (446)
Number of share trades via Netstock	94,385	146,952	141,655	153,773	181,408	211,176
Total value of shares traded via Netstock (Millions of Yen)	92,902	170,220	163,266	180,021	234,337	248,548

First half of fiscal year 2000

	Apr. 2000	May 2000	Jun. 2000	Jul. 2000	Aug. 2000	Sep. 2000
Number of Netstock accounts (Change)	30,226 (458)	30,856 (630)	31,842 (986)	32,739 (897)	34,206 (1,467)	35,118 (912)
Number of Netstock margin accounts (Change)	5,847 (394)	6,239 (392)	6,780 (541)	7,470 (690)	8,201 (731)	8,780 (579)
Number of share trades via Netstock	190,054	195,546	244,315	230,677	238,915	237,761
Total value of shares traded via Netstock (Millions of Yen)	202,550	211,881	242,515	232,400	257,194	235,491

Second half of fiscal year 2000

	Oct. 2000	Nov. 2000	Dec. 2000	Jan. 2001	Feb. 2001	Mar. 2001
Number of Netstock accounts (Change)	35,638 (520)	36,649 (1,011)	38,017 (1,368)	39,518 (1,501)	42,397 (2,879)	45,353 (2,956)
Number of Netstock margin accounts (Change)	9,052 (272)	9,552 (500)	9,990 (438)	10,141 (151)	10,896 (755)	11,607 (711)
Number of share trades via Netstock	266,295	289,533	333,601	329,181	374,035	522,513
Total value of shares traded via Netstock (Millions of Yen)	251,411	252,883	277,347	283,804	301,900	426,629

First half of fiscal year 2001

	Apr. 2001	May 2001	Jun. 2001	Jul. 2001	Aug. 2001	Sep. 2001
Number of Netstock accounts (Change)	48,153 (2,800)	51,396 (3,243)	53,910 (2,514)	57,715 (3,805)	60,278 (2,563)	63,100 (2,822)
Number of Netstock margin accounts (Change)	12,203 (596)	12,873 (670)	13,672 (799)	14,399 (727)	15,209 (810)	16,417 (1,208)
Number of share trades via Netstock	544,373	575,337	449,917	430,793	554,559	521,489
Total value of shares traded via Netstock (Millions of Yen)	474,530	538,348	396,759	364,249	462,512	413,319

Second half of fiscal year 2001

	Oct. 2001	Nov. 2001	Dec. 2001	Jan. 2002	Feb. 2002	Mar. 2002
Number of Netstock accounts (Change)	65,772 (2,672)	67,104 (1,332)	68,366 (1,262)	70,238 (1,872)	72,292 (2,054)	74,106 (1,814)
Number of Netstock margin accounts (Change)	17,575 (1,158)	18,344 (769)	18,999 (655)	19,711 (712)	20,337 (626)	20,919 (582)
Number of share trades via Netstock	613,945	572,121	553,366	516,670	570,464	773,679
Total value of shares traded via Netstock (Millions of Yen)	502,760	471,598	397,715	369,197	427,763	672,706

First half of fiscal year 2002

	Apr. 2002	May 2002	Jun. 2002	Jul. 2002	Aug. 2002	Sep. 2002
Number of Netstock accounts (Change)	75,638 (1,532)	77,265 (1,627)	79,226 (1,961)	81,087 (1,861)	82,671 (1,584)	84,018 (1,347)
Number of Netstock margin accounts (Change)	21,471 (552)	21,871 (400)	22,250 (379)	22,797 (547)	23,297 (500)	23,614 (317)
Number of share trades via Netstock	622,829	616,338	519,679	620,032	544,769	495,589
Total value of shares traded via Netstock (Millions of Yen)	533,392	563,826	469,025	543,582	450,273	416,549

File No. 82-5215

(Summary translation)

CC ... 21 ... 7:21

The 87th Fiscal Year
Interim Business Report
(April 1, 2002 through September 30, 2002)

Matsui Securities Co., Ltd.

1. Outline of Operation

Consolidated
Non-consolidated

	Year ended Mar. 31, 1998	Year ended Mar. 31, 1999	Year ended Mar. 31, 2000	Year ended Mar. 31, 2001	Year ended Mar. 31, 2002	First half ended Sep. 30, 2002
Operating revenues (Millions of Yen)	– 3,042	– 3,165	**6,475** 6,473	**8,081** 8,081	**12,785** 12,785	**6,977** 6,977
Net operating revenues (Millions of Yen)	– –	– –	– –	– –	**11,435** 11,435	**6,404** 6,404
Ordinary income (Millions of Yen)	– 612	– 797	**3,405** 3,393	**3,001** 2,989	**3,939** 3,921	**1,648** 1,642
Net income (Millions of Yen)	– 334	– 1,057	**868** 862	**1,549** 1,543	**1,870** 1,859	**588** 585
Shareholders' equity (Millions of Yen)	– 5,982	– 6,958	**7,881** 7,861	**9,400** 9,373	**31,124** 31,086	**31,328** 31,287
Total assets (Millions of Yen)	– 33,886	– 45,206	**142,546** 142,522	**208,021** 207,990	**187,606** 187,560	**198,161** 198,117
Net assets per share (Yen)	– 988.06	– 1,149.32	**1,302.20** 1,298.51	**258.90** 258.14	**355.25** 354.82	**357.58** 357.11
Earnings per share (Yen)	– 57.22	– 174.55	**143.45** 142.40	**114.77** 114.26	**24.56** 24.42	**6.71** 6.68
Fully diluted earnings per share (Yen)	– –	– –	– –	– –	**24.11** 23.98	**6.59** 6.56
Shareholders' equity ratio (%)	– 27.6	– 23.7	**8.9** 8.8	**7.7** 7.7	**16.6** 16.6	**15.8** 15.8
Number of employees	– 115	– 115	**116** 116	**153** 153	**194** 194	**180** 180
Total shares outstanding (Thousands of shares)	6,054	6,054	6,054	36,309	87,611	87,611

2. Interview with Michio Matsui (President, Chief Executive Officer and Representative Director)

Translation omitted.

4. Organization (As of September 30, 2002)

Directors:

Michio Matsui	President, Chief Executive Officer and Representative Director
Megumu Motohisa	Senior Executive Director (Management)
Toshihiro Takagi	Executive Director (Administration)
Akira Nakamura	Executive Director (Systems)
Yuichiro Kuki	Executive Director (Strategy)
Yoshihiko Sugiyama	Director
Shoji Terada	Director
Masahito Amemiya	Director
Hisashi Tanaami	Director
Toru Hinuma	Director

Auditors:

Yoshinobu Isokawa	Standing Corporate Auditor
Kyosuke Moriya	Corporate Auditor
Masahiko Nishimura	Corporate Auditor

Organization:


Shareholders' Meetings
Board of Auditors | Auditors
Board of Directors
Chief Executive Officer
Board of Executive Directors
Executive Director
Customer Support Dept.
Sales Promotion Dept.
Human Resources Dept.
Corporate Planning Dept.
Corporate Client Dept.
Executive Director
Finance Dept.
Operation Dept.
General Affairs Dept.
Executive Director
Financial Product Dept.
BPR Promotion Dept.
Product Management Dept.
Product Planning Dept.
Auditing Dept.

5. Consolidated Interim Financial Statements

Notice to readers:

The accompanying consolidated interim financial statements have been prepared in conformity with accounting principles and practices generally accepted in Japan, which are different in certain respects from the application and disclosure requirements of International Accounting Standards.

The consolidated interim financial statements are not intended to present the financial position, results of operations and cash flows in accordance with accounting principles and practices generally accepted in countries and jurisdictions other than Japan.

Consolidated Interim Balance Sheets

		September 30, 2001			September 30, 2002			March 31, 2002		
Item	Note	Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Assets)										
I Current assets										
Cash and time deposits			5,570			2,394			7,472	
Cash segregated as deposits			75,471			76,816			83,200	
Trading assets			–			148			–	
Net receivables arising from pre-settlement date trades			–			–			33	
Margin account assets:			61,910			110,883			89,526	
Loans receivable from customers		57,965			105,908			84,201		
Cash deposits as collateral for securities borrowed from securities finance companies		3,945			4,974			5,324		
Receivables from customers and others			10			30			5	
Short-term guarantee deposits			457			2,154			2,245	
Others			1,023			1,458			1,353	
Allowance for doubtful accounts			(37)			(20)			(59)	
Total current assets			144,403	97.3		193,862	97.8		183,774	98.0
II Fixed assets										
1 Tangible fixed assets			1,049	0.7		937	0.5		1,013	0.5
2 Intangible assets			2,102	1.4		1,883	0.9		1,397	0.7
Software costs		2,050			1,844			1,352		
Others		52			39			45		
3 Investments and others			784	0.6		1,479	0.8		1,421	0.8
Investment securities		181			1,032			1,053		
Others		604			457			368		
Allowance for doubtful accounts		–			(10)			–		
Total fixed assets			3,935	2.7		4,299	2.2		3,832	2.0
Total assets			148,339	100.0		198,161	100.0		187,606	100.0

Item	Note	September 30, 2001			September 30, 2002			March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
(Liabilities)										
I Current liabilities										
Net payables from pre-settlement date trades			0			128			–	
Margin account liabilities:			32,657			72,586			59,571	
Loans from securities finance companies		16,679			53,171			38,420		
Proceeds of securities sold on customers' accounts		15,978			19,415			21,151		
Payables on collateralized securities transactions:			1,000			3,758			4,735	
Cash deposits as collateral for securities loaned		1,000			3,758			4,735		
Deposits received			34,158			33,473			39,113	
Guarantee deposit received			46,310			53,275			48,535	
Suspense account for undelivered securities			3			5			2	
Short-term borrowings			782			805			512	
Accrued income taxes			937			49			1,320	
Accrued bonuses			135			105			111	
Others			855			1,039			1,373	
Total current liabilities			116,837	78.8		165,223	83.4		155,272	82.8
II Long-term liabilities										
Bond			500			500			500	
Long-term borrowings			159			204			78	
Accrued severance indemnities			207			–			–	
Reserve for directors' retirement bonuses			–			291			–	
Installment purchase obligation			305			–			143	
Others			–			0			0	
Total long-term liabilities			1,171	0.8		995	0.5		721	0.4
III Statutory reserves										
Reserve for securities transactions			350			615			488	
Total statutory reserves			350	0.2		615	0.3		488	0.2
Total liabilities			118,358	79.8		166,833	84.2		156,482	83.4

Item	Note	September 30, 2001 Millions of Yen	%	September 30, 2002 Millions of Yen	%	March 31, 2002 Millions of Yen	%
(Shareholders' equity)							
I Common stock		11,381	7.7	–	–	11,381	6.1
II Additional paid-in capital		9,230	6.2	–	–	9,230	4.9
III Retained earnings		9,353	6.3	–	–	10,311	5.5
IV Net unrealized gain on investments		16	0.0	–	–	203	0.1
V Treasury stock		(0)	(0.0)	–	–	(0)	(0.0)
Total shareholders' equity		29,980	20.2	–	–	31,124	16.6
I Common stock		–	–	11,381	5.7	–	–
II Capital reserves		–	–	9,230	4.7	–	–
III Earned surplus		–	–	10,619	5.4	–	–
IV Net unrealized gain on investment		–	–	98	0.0	–	–
V Treasury stock		–	–	(0)	(0.0)	–	–
Total shareholders' equity		–	–	31,328	15.8	–	–
Total liabilities and shareholders' equity		148,339	100.0	198,161	100.0	187,606	100.0

Note: The representation for the breakdown of shareholders' equity has been changed for the balance sheet as of September 30, 2002 pursuant to the revision of the "Regulations of Consolidated Financial Statements" (ministry of Finance Ordinance No. 28, 1976).

Brief comments on the consolidated interim balance sheets:

Translation omitted.

An outlook for the quarterly results of operations

Translation omitted.

Consolidated Interim Statements of Income

Item	Note	Six months ended September 30, 2001			Six months ended September 30, 2002			Year ended March 31, 2002		
		Millions of Yen		%	Millions of Yen		%	Millions of Yen		%
I Operating revenues										
Commissions			4,875			5,365			10,215	
Brokerage commissions		4,584			5,005			9,543		
Selling and underwriting commissions		–			12			–		
Subscription and distribution commissions		146			14			157		
Others		145			334			514		
Net gain on trading			18			(8)			22	
Interest and dividend income			1,201			1,620			2,549	
Total operating revenues			6,094	100.0		6,977	100.0		12,785	100.0
II Interest expenses			603			574			1,350	
Net operating revenues			5,490	90.1		6,404	91.8		11,435	89.4
III Selling, general and administrative expenses			3,028	49.7		4,748	68.1		7,067	55.2
Transaction related expenses		972			838			1,857		
Employees' compensation and benefits		910			906			1,874		
Occupancy and rental		396			454			799		
Data processing and office supplies		356			1,214			964		
Depreciation		322			1,264			1,437		
Duties and taxes other than income taxes		22			17			29		
Provision of allowance for doubtful account		–			–			7		
Others		48			56			100		
Operating income			2,463	40.4		1,656	23.7		4,368	34.2
IV Non-operating income			19	0.3		8	0.1		34	0.2
V Non-operating expenses			458	7.5		17	0.2		463	3.6
New-share issuance expenses		448			–			452		
Others		10			17			11		
Ordinary income			2,024	33.2		1,648	23.6		3,939	30.8

Item	Note	Six months ended September 30, 2001 Millions of Yen		%	Six months ended September 30, 2002 Millions of Yen		%	Year ended March 31, 2002 Millions of Yen		%
Ⅵ Special profits										
Net gain on settlement of retirement benefit plans		–			–			74		
Gain on sales of fixed assets		–			1			0		
Gain on sales of investment securities		0			–			0		
Reversal of allowance for doubtful accounts		18			30			–		
Recovery of write-offs		–			–			1		
Income from insurance policy		–			161			–		
Total special profits			19	0.3		192	2.8		76	0.6
Ⅶ Special losses										
Loss on sales and disposals of property and equipment		0			2			2		
Provision for statutory reserves		118			126			257		
Loss on sales of investment securities		–			–			16		
Loss on cancellation of lease contracts		0			6			1		
Retirement benefits for Company's executives		16			291			16		
Loss on disposals of software		126			–			126		
Devaluation loss on corporate golf membership and resort membership		2			–			2		
Special contributions to welfare pension plan		–			364			–		
Expenses for the Company's funeral service for the Company's deceased counselor		–			24			–		
Total special losses			263	4.3		813	11.7		421	3.3
Income before income taxes			1,780	29.2		1,026	14.7		3,595	28.1
Income taxes – current		939			50			2,108		
Income taxes – deferred		(72)	868	14.2	388	438	6.3	(383)	1,725	13.5
Net income			912	15.0		588	8.4		1,870	14.6

Brief comments on the consolidated interim statements of income:

Translation omitted.

Consolidated Interim Statements of Retained Earnings

		Six months ended September 30, 2001		Six months ended September 30, 2002		Year ended March 31, 2002	
Item	Note	Millions of Yen		Millions of Yen		Millions of Yen	
I Beginning balance of retained earnings			8,543		–		8,543
II Decrease in retained earnings:							
Cash dividends		41		–		41	
Bonuses to directors and corporate auditors		61		–		61	
(Bonuses to corporate auditors)		(4)	102	(–)	–	(4)	102
III Net income			912		–		1,870
IV Retained earnings at end of period			9,353		–		10,311
(Capital reserves)							
I Beginning balance of capital reserves			–		9,230		–
II Capital reserves at end of period			–		9,230		–
(Earned surplus)							
I Beginning balance of earned surplus			–		10,311		–
II Increase in earned surplus							
1 Net income		–	–	588	588	–	–
III Decrease in earned surplus							
1 Cash dividends		–	–	279	279	–	–
IV Earned surplus at end of period			–		10,619		–

Consolidated Interim Statements of Cash Flows

(Millions of Yen)

		Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
Item	Note	Millions of Yen	Millions of Yen	Millions of Yen
I Cash flows from operating activities				
Income before income taxes		1,780	1,026	3,595
Depreciation and amortization		322	1,264	1,437
Net change in allowance for doubtful accounts		(18)	(30)	4
Net change in accrued bonuses		37	(7)	14
Net change in accrued severance indemnities		32	–	(176)
Increase in reserve for securities transactions		118	126	257
Interest and dividend income		(22)	(4)	(29)
Interest expenses		23	18	42
Interest income on margin transactions		(1,176)	(1,584)	(2,498)
Interest expenses on margin transactions		568	547	1,284
Gain on sales of equipment		–	(1)	(0)
Loss on sales and disposals of property and equipment		0	2	2
Loss on disposals of software		126	–	126
Gain on sales of investment securities		(0)	–	(0)
Loss on sales of investment securities		–	–	16
Devaluation loss on corporate golf and resort membership		–	–	2
Net change in deposits segregated for customers		(17,100)	6,511	(24,695)
Net change in trading assets		1	(148)	1
Net change in margin assets and liabilities		(19,007)	(8,342)	(19,709)
Net change in deposits received		4,830	(5,640)	9,786
Net change in cash collateral for securities loaned		–	(977)	3,735
Net change in guarantee deposits received		14,757	4,740	16,982
Others		(172)	(272)	(1,557)
Sub total		(14,902)	(2,771)	(11,381)
Interest and dividend received		24	4	33
Interest paid		(23)	(18)	(42)
Interest on margin transactions received		991	1,394	2,355
Interest on margin transactions paid		(497)	(595)	(1,217)
Income taxes paid		(1,172)	(1,320)	(1,959)
Net cash flows from operating activities		(15,579)	(3,305)	(12,211)

	Note	Six months ended September 30, 2001	Six months ended September 30, 2002	Year ended March 31, 2002
		Millions of Yen	Millions of Yen	Millions of Yen
II Cash flows from investing activities				
Net change in time deposits		–	–	40
Payments for purchases of property and equipment		(83)	(12)	(121)
Proceeds from sales of property and equipment		–	1	0
Payments for purchases of intangible assets		(714)	(1,600)	(1,056)
Payments for purchases of investment securities		–	(149)	(548)
Proceeds from sales of investment securities		0	–	12
Proceeds from maturity and cancellation of insurance contracts		–	–	7
Others		1	8	(1)
Net cash flows from investing activities		(796)	(1,752)	(1,667)
III Cash flows from financing activities:				
Net change in short-term borrowings		–	200	(270)
Proceeds from long-term borrowings		–	300	–
Repayments of long-term borrowings		(81)	(81)	(162)
Payments for installment purchase obligation		(156)	(160)	(313)
Proceeds from issuance of new stock		19,371	–	19,324
Payments for purchase of treasury stock		–	(0)	(0)
Proceeds from sales of treasury stock		5	–	5
Dividends paid		(41)	(279)	(41)
Net cash flows from financing activities		19,099	(20)	18,543
IV Net change in cash and cash equivalent		2,723	(5,078)	4,665
V Cash and cash equivalents at beginning of period		2,807	7,472	2,807
VI Cash and cash equivalents at end of period		5,530	2,394	7,472

Capital Adequacy Ratio

(Millions of Yen)

			As of September 30, 2001	As of September 30, 2002	As of March 31, 2002
Tier I Capital		(A)	29,931	31,188	30,604
Tier II Capital	Net unrealized gain on investment		16	98	203
	Statutory reserves		350	614	488
	Allowance for doubtful accounts		37	19	59
	Subordinated debts		500	500	500
	Total	(B)	903	1,233	1,250
Assets to be deducted from equity capital		(C)	4,116	3,582	3,075
Equity capital after deduction	(A) + (B) − (C)	(D)	26,718	28,839	28,779
Risk	Market risk		11	119	111
	Counterparty risk		1,252	2,263	1,903
	Basic risk		1,182	1,556	1,398
	Total	(E)	2,445	3,939	3,412
Capital Adequacy Ratio(%)		(D) / (E)	1,092.7%	732.0%	843.4%

Note: Capital adequacy ratio is calculated with appropriated retained earnings being deducted from Tier I Capital.

6. Corporate profile and Company's shares

- Total number of shares outstanding: 87,611,080 shares
- Number of shareholders: 15,199
- Stock market listed: Tokyo Stock Exchange (First section)
- Accounting auditor: Chuo Aoyama Audit Corporation
- Number of directors and employees (Including Temporary staffs): 198
- Distribution of shares

1) Number of shares

Individuals and others	53,092,536	(60.60%)
Financial institutions	15,631,700	(17.84%)
Other domestic institutions	12,700,408	(14.56%)
Foreigners	5,742,900	(6.55%)
Securities companies	443,536	(0.51%)
Total	87,611,080	

2) Number of shareholders

Individuals and others	14,900	(98.03%)
Financial institutions	50	(0.33%)
Other domestic institutions	112	(0.74%)
Foreigners	96	(0.63%)
Securities companies	41	(0.27%)
Total	15,199	

· Major shareholders

Chizuko Matsui	25,233,200	(28.80%)
Michio Matsui	12,295,700	(14.03%)
Shokosha Ltd.	8,130,408	(9.28%)
Maruroku Ltd.	3,564,000	(4.06%)
Japan Trustee Services Bank, Ltd. (Trust account)	2,675,200	(3.05%)
The Master Trust Bank of Japan, Ltd. (Trust account)	2,664,700	(3.04%)
UFJ Trust Bank Ltd. (Trust account "A")	1,691,000	(1.93%)
Michitaro Matsui	1,463,400	(1.67%)
Chiaki Matsui	1,463,300	(1.67%)
Yuma Matsui	1,463,200	(1.67%)

7. Introduction to Netstock Online Trading Services

Translation omitted.